UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                         Commission File Number:
                                                                         1-15445




(Check One):   |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
               |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

               For Period Ended: March 31, 2007
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               |_| Transition Report on Form 10-K and Form 10-KSB
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q and Form 10-QSB
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended: ________________.

     Read Attached Instructions Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

                             Familymeds Group, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable

                              312 Farmington Avenue
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            Address of Principal Executive Office (Street and Number)

                              Farmington, CT 06032
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

      Familymeds Group, Inc. (the "Registrant") has not finalized its consolidated financial statements for the three month period ended March 31, 2007. In part, the delays are a result of the Registrant's board's recent decision to adopt a Plan of Liquidation, pursuant to which the assets of the Registrant will be sold, as previously disclosed. The Plan of Liquidation and the sale of substantially all of the Registrant's assets were approved by the Registrant's shareholders at the shareholders meeting held on March 30, 2007. Since the board's decision to adopt the Plan of Liquidation, Management has been focused on the liquidation process, negotiating contracts for the sale of the Company's assets and satisfying the Company's obligations. In addition, as a result of the adoption of the Plan of Liquidation, certain accounting resources have diminished, requiring additional time to complete the Registrant's consolidated financial statements.

      The Registrant anticipates filing its Form 10-Q within the grace period provided under Rule 12b-25. Some of the statements contained in Part II, III and IV of this Form 12b-25 are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the Registrant's ability to finalize its Form 10-Q by the prescribed filing date. These risks could cause the Registrant's actual results to differ from those expressed in any forward-looking statement made by, or on behalf of, the Registrant.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Allison D. Kiene                        (860) 676-1222 ext. 117
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               (Name)                           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_|Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Familymeds Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007                /s/ Edgardo A. Mercadante
                                  ----------------------------------------------
                                  By: Edgardo A. Mercadante
                                  Title: Chief Executive Officer, President and
                                  Chairman of the Board

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.